                                                                    Exhibit 12

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	For the Nine
	Months Ended	Years Ended December 31
	September 30, 2005	2004	2003	2002	2001	2000
Earnings available for fixed charges:
Income (loss) from continuing
operations before income taxes,
minority interest, and cumulative
effects of accounting changes, net	$1,751	$651	$612	$(228)	$954	$335
Add:
Distributed earnings from equity
in unconsolidated affiliates	91	61	113	33	38	34
Fixed charges	204	295	203	168	209	203
Subtotal	2,046	1,007	928	(27)	1,201	572
Less:
Undistributed equity in
earnings and losses of
unconsolidated affiliates	(19)	2	25	74	107	88
Total earnings available for fixed charges	$2,065	$1,005	$903	$(101)	$1,094	$484

Fixed charges:
Interest expense	$154	$229	$139	$113	$147	$146
Rental expense representative
of interest	50	66	64	55	62	57
Total fixed charges	$204	$295	$203	$168	$209	$203

Ratio of earnings to fixed charges	10.1	3.4	4.4	(a )	5.2	2.4

     (a) For the year ended December 31, 2002, earnings were inadequate to cover fixed charges by $269 million.